SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

SUPERVISORY BOARD OF PTC TAKES A DECISION TO INITIATE THE PROCEDURE OF EARLY REDEMPTION OF NOTES FOR TAX PURPOSES (“TAX CALL”)

Warsaw – November 5, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”, “the Company”), (www.era.pl ) the leading Polish wireless provider of nationwide dual-band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that at a meeting held on November 4, 2004, its Supervisory Board confirmed the Management Board’s decision that PTC should approach the U.S. Bank National Association (successor to State Street Bank and Trust Company), acting as Trustee for Eur 10 7/8% Senior Subordinated Notes due 2008, to inform the Trustee of PTC's intention to pursue the Tax Call option with respect to these Notes.

PTC had made a tender offer at a price of 106% of principal amount of Notes plus a 1.5% consent payment, and approximately 73% of bondholders had accepted the offer by the expiry date of 28 October 2004, leaving Euro 36,437,000 aggregate principal amount of the 10 7/8% Notes outstanding. The Tax Call option allows PTC to redeem the Notes in certain circumstances, at the price of 100 percent of the principal amount of the Notes plus accrued interest, as has been described in earlier news releases by the Company.

For more information about the company, please see the www.era.pl pages on the Internet.

###

For further information please contact:

Karol Depczyński

Investor Relations
( (+48) 22 413 3112
Fax: (+48) 22 413 6235